As filed with the Securities and Exchange Commission on September 29, 2003

Registration No. 333-109096

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO
FORM S-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

I-FLOW CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	33-0121984
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

20202 Windrow Drive
Lake Forest, California 92630
(949) 206-2700
(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

Donald M. Earhart
Chief Executive Officer
20202 Windrow Drive
Lake Forest, California 92630
(949) 206-2700
(949) 206-2600 (fax)
(Name, Address, Including Zip Code, and Telephone Number, Including
Area Code, of Agent For Service)

Copy to:
Mark W. Shurtleff, Esq.
Gibson, Dunn & Crutcher LLP
4 Park Plaza
Irvine, California 92614
(949) 451-3800
(949) 451-4220 (fax)

     Approximate date of commencement of proposed sale to public: From time to time after this registration statement becomes effective.

     If any of the securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
LEGAL MATTERS
EXPERTS
EXHIBIT 23.2

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 29, 2003

PROSPECTUS

[I-FLOW LOGO]

1,932,376 Shares
Common Stock

I-FLOW CORPORATION

     This prospectus relates to 1,932,376 shares of I-Flow Corporation common stock that may be sold from time to time by the selling stockholders named in this prospectus. The selling stockholders acquired these shares of I-Flow common stock in private transactions.

     This offering is not being underwritten. The selling stockholders may offer the shares through public or private transactions at the market price for I-Flow common stock at the time of the sale, a price related to the market price, a negotiated price or such other prices as the selling stockholders determine from time to time. See the section captioned “Plan of Distribution” beginning on page 10.

     All of the net proceeds from the sale of these shares of I-Flow common stock will go to the selling stockholders. We will not receive any proceeds from the resale of these shares.

     I-Flow common stock is traded on the Nasdaq National Market under the symbol “IFLO.” On September 26, 2003, the last reported sale price of I-Flow common stock was $11.00 per share.

You should read this prospectus and any supplement carefully before you invest.

Investing in I-Flow common stock involves a high degree of risk.
See the section captioned “Risk Factors” beginning on page 2.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _____________, 2003.

I-FLOW CORPORATION

     I-Flow Corporation designs, develops, manufactures and markets technically advanced, low-cost ambulatory drug delivery systems that seek to redefine the standard of care by providing life enhancing, cost effective solutions for pain management and infusion therapy. Our products are used in hospitals and other settings, including free-standing surgery centers and physicians’ offices.

     I-Flow currently manufactures a line of compact, portable infusion pumps, catheters, needles and pain kits that administer medication directly to the wound site as well as administer local anesthetics, chemotherapies, antibiotics, diagnostic agents, nutritional supplements and other medications. We have continued to introduce into the market reliable, lightweight, portable infusion pumps which enable patients to live ambulatory and, therefore, more productive lifestyles. We sell and distribute our products throughout the United States, Canada, Europe, Asia, Mexico, Brazil, Australia, New Zealand and the Middle East. InfuSystem, Inc., a wholly-owned subsidiary of I-Flow, is primarily engaged in the rental of infusion pumps on a month-to-month basis for the oncology infusion therapy market for the treatment of cancer. Spinal Specialties, Inc., another wholly-owned subsidiary of I-Flow, is primarily engaged in the manufacturing and marketing of custom regional anesthesia kits with expanded capabilities in interventional radiology products.

     We are registering for resale a total of up to 1,932,376 shares of our common stock acquired by investors in private transactions. These investors are identified in the section captioned “Selling Stockholders” beginning on page 8. We will not receive any proceeds from the resale of these shares.

     I-Flow was incorporated in the State of California in July 1985. On July 30, 2001, I-Flow changed its state of incorporation to Delaware by merging into a wholly owned subsidiary incorporated in Delaware. Our corporate offices are located at 20202 Windrow Drive, Lake Forest, California 92630. Our telephone number is (949) 206-2700.

RISK FACTORS

     An investment in I-Flow common stock involves a high degree of risk. You should carefully consider the following risk factors related to our business and operations and our common stock offered by this prospectus. You should also carefully consider the other information in this prospectus and in the documents incorporated by reference. Some of these factors have affected our financial condition and operating results in the past or are currently affecting us. All of these factors could affect our future financial condition or operating results. If any of the following risks actually occurs, our business could be harmed. If that happens, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISK FACTORS RELATING TO OUR BUSINESS AND THE INDUSTRY IN WHICH WE OPERATE

We have experienced net losses in prior years and have an accumulated deficit. Future losses are possible.

     As of June 30, 2003, our accumulated deficit was approximately $15.5 million. We had net income/(losses) of $1,612,000, $1,267,000 and ($3,035,000) for the years ended December 31, 2000, 2001, and 2002, respectively. We had net income of $39,000 for the six-month period ended June 30, 2003. We may not achieve or maintain profitability in the future, and further losses may arise.

     For example, during the six month period ended June 30, 2003, our total costs and expenses increased by an amount greater than the increase in revenues, compared to the six month period ended June 30, 2002. There can be no assurance that our revenue growth will be greater than the growth of our costs and expenses. If the increase in our total costs and expenses continues to be greater than the increase in our revenues, we will not be profitable.

We may need to raise additional capital in the future to fund our operations and we may be unable to raise such funds when needed or on acceptable terms.

     During the six-month period ended June 30, 2003, our operating activities used cash of $290,000 and our investing activities (primarily property acquisitions) used an additional $2,050,000 in the same period. As of June 30, 2003, we had cash on hand of $1,517,000, net accounts receivable of $11,657,000, and total debt of $1,807,000, consisting of $1,000,000 on a bank line of credit, $800,000 on a term loan with a bank and $7,000 of other debt. On September 4, 2003, we received approximately $11,500,000, net of expenses, from a private placement transaction. We believe our current funds, together with possible additional borrowings on our existing lines of credit and other bank loans, are sufficient to provide for our projected needs to maintain operations for the next 36 months. This estimate, however, is based on assumptions that may prove to be wrong. If our assumptions are wrong or if we experience further losses, we may be required to curtail our operations and to seek additional financing.

     Any additional equity financings may be dilutive to our existing stockholders and involve the issuance of securities that may have rights, preferences or privileges senior to those possessed by our current stockholders. A debt financing, if available, may involve restrictive covenants on our business that could limit our operational and financial flexibility, and the amount of debt incurred could make us more vulnerable to economic downturns or operational difficulties and limit our ability to compete. Furthermore, financing may not be available when needed and may not be on terms acceptable to us.

We have invested substantial resources into the sales and marketing of the ON-Q® Post-Operative Pain Relief System. If the product does not achieve significant clinical acceptance, our financial condition and operating results would be adversely affected.

     Our current strategy assumes that the ON-Q Post-Operative Pain Relief system will be used in a significant number of surgical cases, ultimately becoming the standard of care for many common procedures. We have invested, and continue to invest, a substantial portion of our resources into the sales and marketing of the ON-Q system. During the six months ended June 30, 2003, we invested approximately $6,500,000 in the sales and marketing of ON-Q. A failure of the ON-Q product to achieve and maintain a significant market presence will have a material adverse effect on our financial condition and results of operations.

Our products are highly regulated by various governmental agencies. Any changes to the existing rules and regulations of these agencies may adversely impact our ability to manufacture and market our products.

     Our activities are regulated by the Food, Drug and Cosmetic Act. Under the Food, Drug and Cosmetic Act, we are required, among other matters, to register our facilities and list our devices with the U.S. Food and Drug Administration, to file notice of our intent to market certain new products under Section 510(K) of the Food, Drug and Cosmetic Act, to track the location of certain of our products, and to report any incidents of death or serious injury relating to our products. If we fail to comply with any of these regulations, or if the FDA subsequently disagrees with the manner in which we sought to comply with these regulations, we could be subjected to substantial civil and criminal penalties and/or a recall, seizure or injunction with respect to the sale of our products.

     Each state also has similar regulations. For example, in California, we are subject to annual production-site inspections in order to maintain our manufacturing license. State regulations also specify standards for the storage and handling of certain chemicals and disposal of their wastes. We are also required to comply with federal, state and local environmental laws. Our failure to comply with any of these laws could expose us to material liabilities.

     Products intended for foreign export are subject to additional regulations, including compliance with ISO 9000. In May 1995, we received ISO 9000 certification, which indicates that our products meet specified uniform standards of quality and testing. We also were granted permission to use the CE mark on certain of our products, which reflects approval of our products for export into 18 member countries of the European Community. In December 1996, our Block operations, including our Mexico facility, were added to our ISO certification and permission was granted to use the CE mark on all disposable elastomeric products acquired with Block Medical in 1996. If we fail to comply with additional foreign regulations or to maintain ISO certification and CE approval, the sale of our products could be suspended in one or more of our foreign markets.

     Furthermore, federal, state, local or foreign governments may enact new laws, rules and regulations that may adversely impact our ability to manufacture and market infusion devices by, for example, increasing our costs. Any impairment of our ability to market our infusion devices or other products could have a material adverse effect on our financial condition and results of operations.

Our compliance with laws frequently involves our subjective judgment. If we are wrong in any of our interpretations of the laws, we could be subjected to substantial penalties for noncompliance.

     In the ordinary course of business, management must frequently make subjective judgments with respect to complying with the Food, Drug and Cosmetic Act, as well as other applicable state, local and foreign laws. If any of these regulatory agencies later disagrees with our interpretation of, or objects to the manner in which we have attempted to comply with, the applicable law, we could be subjected to substantial civil and criminal penalties and/or a recall, seizure or injunction with respect to the sale of our products. These types of actions against us or our products could have a material adverse effect on our financial condition and results of operations.

Our intangible assets are subject to potential impairment charges that would adversely affect our net income.

     As of June 30, 2003, $2,619,000 of our assets consisted of goodwill, an intangible asset acquired through the acquisition of our InfuSystem subsidiary. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our financial statements. For example, we review the recoverability of the carrying value of goodwill on an annual basis or more frequently if an event occurs or circumstances change to indicate that an impairment of goodwill has possibly occurred. We also compare market value to book value to determine whether or not any potential impairment of goodwill exists. In fiscal year 2002, we wrote-off $3,474,000 of goodwill related to past acquisitions other than InfuSystem. We cannot guarantee that there will be no additional impairment in the future related to InfuSystem or other acquisitions that may take place in the future. Any impairment charge will adversely affect our net income.

Our customers frequently receive reimbursement from private insurers and governmental agencies. Any change in the overall reimbursement system may adversely impact our business.

     The health care reimbursement system is in a constant state of change, and often such changes provide financial incentives and disincentives that encourage or discourage the use of a particular type of product, therapy, or clinical procedure. Sales and market acceptance of our products may be adversely affected by specific changes or trends within the reimbursement system. Changes to the health care system that favor other technologies or that reduce reimbursement to the provider or the treatment facility may adversely affect our ability to sell our products profitably.

     Hospitals, alternate care site providers and physicians are heavily dependent upon payment for their services by private insurers and governmental agencies. Changes in the reimbursement system could adversely affect our participation in the industry. Our products fall into the general category of infusion devices and related disposable products with regard to reimbursement issues. Reimbursements are not paid directly to us. Rather, users of the product (i.e., healthcare providers) will often request that their patients’ health insurance provider provide them some form of reimbursement for the disposables that are consumed in therapy.

     We believe that the current trend in the insurance industry (both private and governmental) has been to eliminate cost-based reimbursement and move towards fixed or limited fees for service, thereby encouraging providers to use the lowest cost method of delivering medications. This trend may discourage the use of our products, create downward pressure on our average prices and, ultimately, negatively affect our revenues.

     Our subsidiary, InfuSystem, depends primarily upon third-party reimbursement for the collection of its revenues. InfuSystem is paid directly by third-party payors, often on a fixed fee basis, for infusion services provided to its customers. InfuSystem’s revenues comprised 27% of I-Flow’s consolidated revenues for the six month period ended June 30, 2003. If the average fees allowable by insurance carriers were reduced, the negative impact on revenues of InfuSystem could have a material adverse effect on our financial condition and results of operations.

Our industry is intensely competitive and changes rapidly. If we are unable to maintain a technological lead over our competitors, our business operations will suffer.

     The drug infusion industry is highly competitive. We compete in this industry based primarily on price, service, and product performance. Some of our competitors have significantly greater resources than I-Flow for research and development, manufacturing, marketing and sales. As a result, they may be better able to compete for market share, even in areas in which our products may be superior. We continue our efforts to introduce clinically effective, cost-efficient products into the market, but the industry is subject to technological changes and we may not be able to maintain any existing technological advantage long enough to establish our products and to sustain profitability. If we are unable to effectively compete in our market, our financial condition and results of operations may materially suffer.

We rely on independent suppliers for certain parts and materials necessary to assemble our products. Any delay or disruption in the supply of these parts may prevent us from manufacturing our products and negatively impact our operations.

     While we perform final assembly and testing of our completed infusion systems, certain component parts, as well as molded products, are obtained from outside vendors based on our specifications. The loss or breakdown of our relationships with these outside vendors could subject us to substantial delays in the delivery of our products to customers. Significant delays in the delivery of our products could result in possible cancellation of orders and the loss of customers. Furthermore, we have numerous suppliers of components and materials that are sole-source suppliers. Because these suppliers are the only vendors with which we have a relationship for that particular component or material, we may be unable to produce and sell products if one of these suppliers becomes unwilling or unable to deliver components or materials meeting our specifications. Our inability to manufacture and sell products to meet delivery schedules could have a material adverse effect on our reputation in the industry, as well as our financial condition and results of operations.

If one of our products proves to be defective or is misused by a healthcare practitioner or patient, we may be subject to claims of liability that could adversely affect our financial condition and the results of our operations.

     A defect in the design or manufacture of our products, or in the failure of the devices to perform for the use which I-Flow specifies for the system, could have a material adverse effect on our reputation in the industry and subject us to claims of liability for injuries and otherwise. Misuse of our product by a practitioner or patient which results in injury could similarly subject us to claims of liability. We currently have in place product liability insurance in the amount of $5,000,000 for liability losses, including legal defense costs. Any substantial underinsured loss would have a material adverse effect on our financial condition and results of operations. Furthermore, any impairment of our reputation could have a material adverse effect on our sales, revenues and prospects for future business.

We are dependent on our proprietary technology and the patents, copyrights, and trademarks that protect our products. If competitors are able to independently develop products of equivalent or superior capabilities, the results of our operations could be adversely impacted.

     I-Flow relies substantially on proprietary technology and capabilities. We have filed U.S. patent applications for substantially all of our products. The total number of patents now held by I-Flow is approximately 40 and includes patents relating to both the ON-Q Pain Relief System and Soaker™ catheter. We have also filed for intellectual property rights protection in all foreign countries from which we currently derive significant revenue. Our patents generally expire between 2009 to 2015, with the most significant patents expiring in 2009. Without appropriate intellectual property protection, our competitors may be able to sell products identical to ours and cause a downward pressure on the selling price of our products.

     There can be no assurance that pending patent or trademark applications will be approved or that any patents will provide competitive advantages for our products or will not be challenged or circumvented by competitors. Our competitors may also independently develop products with equivalent or superior capabilities or otherwise obtain access to our capabilities.

We manufacture the majority of our products in Mexico. Any difficulties or disruptions in the operation of this foreign plant may adversely impact our operations.

     A substantial portion of our products are manufactured by our Mexican subsidiary, Block Medical de Mexico, S.A. de C.V. We may encounter difficulties with the uncertainties inherent in doing business in a foreign country, including economic, political and regulatory uncertainties. Our stockholders’ equity may also be adversely affected by unfavorable translation adjustments arising from differences in exchange rates from period to period. If there are difficulties or problems in the Mexico facility, or other disruptions in our production and delivery process affecting product availability, these difficulties could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our sales is to customers in foreign countries. We may lose revenues, market share, and profits due to exchange rate fluctuations and other factors related to our foreign business.

     In the six months ended June 30, 2003, sales to customers in foreign countries comprised approximately 20% of our revenues. Our foreign business is subject to economic, political and regulatory uncertainties and risks that are unique to each area of the world. Fluctuations in exchange rates may also affect the prices that our foreign customers are willing to pay, and may put us at a price disadvantage compared to other competitors. Potentially volatile shifts in exchange rates may negatively affect our financial condition and operations.

We currently rely on two distributors for a significant percentage of our sales. If our relationship with these distributors were to deteriorate, our sales may materially decline.

     During the six-month period ending June 30, 2003, sales to B. Braun Celsa S.A. (France) and B. Braun Medical, Inc., a national U.S. distributor, accounted for approximately 11% and 5%, respectively, of our net revenues. Any deterioration in our relationship with B. Braun Celsa or B. Braun Medical could lead to a material decline in our overall sales and a material adverse effect on our business.

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates, judgments and assumptions that may ultimately prove to be incorrect.

     The accounting estimates and judgments that management must make in the ordinary course of business affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. If the underlying estimates are ultimately proven to be incorrect, subsequent adjustments could have a material adverse effect on our operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require us to restate our financial statements. Restating financial statements could result in a material decline in the price of our stock.

RISK FACTORS RELATED SPECIFICALLY TO OUR COMMON STOCK

The average trading volume for our stock is relatively low when compared to most larger companies. As a result, there may be less liquidity and more volatility associated with our common stock, even if our business is doing well.

     Our common stock has been traded publicly since February 13, 1990, and since then has had only a few market makers. The current monthly average trading volume is approximately 350,000 shares. There can be no assurance that a more active or established trading market for our common stock will develop or, if developed, will be maintained.

     The market price of our common stock has been and is likely to continue to be highly volatile. For example, in the months of June, July and August 2003, the highest reported sale price for the month was an average of 59% higher than the lowest reported sale price for the month. Market prices for securities of biotechnology and medical device companies, including ours, have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that appear unrelated to the operating performance of particular companies. The following factors, among others, can have a significant effect on the market price of our securities:

•	announcements of technological innovations, new products or clinical studies by I-Flow or others,

•	government regulation,

•	developments in patent or other proprietary rights,

•	future sales of substantial amounts of our common stock by existing stockholders or by I-Flow, and

•	comments by securities analysts and general market conditions.

     The realization of any of the risks described in these “Risk Factors” could have a negative effect on the market price of our common stock.

In the future, our stock may be removed from listing on the Nasdaq quotation system and may not qualify for listing on any stock exchange, in which case it may be difficult to find a market in our stock.

     If our stock is no longer traded on a national trading market it may be more difficult for you to sell shares that you own, and the price of the stock would likely be negatively affected. Currently, our common stock is traded on the Nasdaq National Market. Nasdaq has certain continued listing requirements, including a minimum trading price. Failure to comply with any one of several Nasdaq requirements may cause our stock to be removed from listing on Nasdaq. Should this occur, we may not be able to secure listing on other exchanges or quotation systems which would have a material adverse effect on the price and liquidity of our common stock.

Future sales of our common stock by existing stockholders could negatively affect the market price of our stock and make it more difficult for us to sell stock in the future.

     Sales of our common stock in the public market, or the perception that such sales could occur, could result in a decline in the market price of our common stock and make it more difficult for us to complete future equity financings. A substantial number of shares of our common stock and shares of common stock subject to outstanding warrants (approximately 10.5%) may be resold in this offering. As of September 15, 2003, in addition to the shares to be sold in this offering, there are:

•	16,193,522 shares of common stock that have been issued in registered offerings and are freely tradable in the public markets,

•	160,000 shares of restricted common stock that have been issued under our various restricted stock plans, and

•	an aggregate of 3,354,219 shares of common stock that may be issued on the exercise of stock options outstanding under our various stock option plans.

     We cannot estimate the number of shares of common stock that may actually be resold in the public market since this will depend on the market price for our common stock, the individual circumstances of the sellers and other factors. If stockholders sell large portions of their holdings in a relatively short time, for liquidity or other reasons, the market price of our common stock could decline significantly.

Anti-takeover devices may prevent a sale, or changes in the management, of I-Flow.

     We have in place several anti-takeover devices, including a stockholder rights plan, that may have the effect of delaying or preventing a sale, or changes in the management, of I-Flow. For example, one anti-takeover device provides for a board of directors that is separated into three classes, with their terms in office staggered over three year periods. This has the effect of delaying a change in control of the board of directors without the cooperation of the incumbent board. In addition, our bylaws do not allow stockholders to call a special meeting of stockholders and require stockholders to give written notice of any proposal or director nomination to us within a certain period of time prior to the stockholder annual meeting.

     We may also issue shares of preferred stock without stockholder approval and upon terms that our board of directors may determine in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding stock, and the holders of such preferred stock could have voting, dividend, liquidation and other rights superior to those of holders of our common stock.

We do not pay dividends and this may negatively affect the price of our stock.

     I-Flow has not and does not anticipate the payment of dividends on its common stock in the foreseeable future. The future price of our common stock may be depressed by the fact that we do not pay dividends.

USE OF PROCEEDS

     We will not receive any proceeds from the resale of these shares of I-Flow common stock by the selling stockholders.

SELLING STOCKHOLDERS

     On May 8, 2003, as part of a financing agreement, we granted to Silicon Valley Bank a warrant to purchase shares of our common stock at an initial exercise price of $3.84. The warrant is valid for five years and may result in the issuance of 15,625 shares of our common stock. This warrant was subsequently transferred to Silicon Valley Bank’s parent company, Silicon Valley Bancshares. Additionally, in a private transaction completed on September 4, 2003, we issued a total of 1,666,740 shares of our common stock to the stockholders (other than Silicon Valley Bancshares) listed below. We also issued warrants entitling the stockholders that participated in this private transaction to purchase additional shares of our common stock at an initial exercise price of $10 per share. The warrants are valid for five years and may result in the issuance of 250,011 shares of our common stock.

     The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the 1,932,376 shares of our common stock. The following table describes, as of September 15, 2003, the number of shares of our common stock that each selling stockholder beneficially owns. The term “selling stockholders” includes the holders listed below and their transferees, pledgees, donees or other successors. We have prepared this table based on information furnished to us by or on behalf of the selling stockholders, as of September 15, 2003.

     The selling stockholders confirmed, at the time they acquired the shares listed below, that they acquired the shares for investment purposes only and acknowledged the existence of restrictions on resale that apply to these shares. This offering relates only to the resale of shares held or to be held by the selling stockholders named in the following table. Since the date on which they provided us with the information below, the selling stockholders may have sold, transferred or otherwise disposed of some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act of 1933.

	Number of		Number of		Number of
	Shares		Warrant	Total	Shares
	Beneficially	Number of	Shares	Number of	Beneficially
	Owned But	Shares of	Issuable	Shares	Owned
	Not Offered	Common	Upon	Offered	After	Percent
Name of Beneficial Owner	Hereby	Stock	Exercise	Hereby	Offering(1)	of Class(2)

Silicon Valley Bancshares	—	—	15,625	15,625	—	*
Gary S. Kohler	186,000	26,680	4,002	30,682	186,000	1.1%
Farnam Street Partners, LP	55,963	80,000	12,000	92,000	55,963	*
Pandora Select Partners LP	—	200,000	30,000	230,000	—	*
Mainfield Enterprises, Inc.	—	266,680	40,002	306,682	—	*
SF Capital Partners Ltd.	—	250,000	37,500	287,500	—	*
Deephaven Small Cap Growth Fund, LLC	—	200,000	30,000	230,000	—	*
Straus Partners LP	—	96,000	14,400	110,400	—	*
Straus-Gept Partners LP	—	60,000	9,000	69,000	—	*
Straus-Spelman Partners LP	—	10,000	1,500	11,500	—	*
Portside Growth and Opportunity Fund	—	133,340	20,001	153,341	—	*
Castle Creek Healthcare Partners LLC	—	134,000	20,100	154,100	—	*
Provident Premier Master Fund Ltd.	—	66,680	10,002	76,682	—	*
Omicron Master Trust	—	66,680	10,002	76,682	—	*
Clarion Capital Corporation	—	40,000	6,000	46,000	—	*
Crown Investment Partners, LP	—	36,680	5,502	42,182	—	*

*	Less than 1%

(1)	Assumes stockholder will continue to hold all shares beneficially owned prior to this offering.

(2)	Computed based on 16,353,522 shares of common stock outstanding as of September 15, 2003.

The information regarding the selling stockholders may change from time to time. If required, we will describe these changes in one or more prospectus supplements.

PLAN OF DISTRIBUTION

     The selling stockholders can use this prospectus to sell the shares at any time while the prospectus is in effect, unless we have notified the selling stockholders that the prospectus is not available at that particular time. The selling stockholders will determine if, when and how they will sell the shares they own. Any sales may occur in one or more of the following types of transactions (including block transactions):

•	transactions on the Nasdaq National Market or any other organized market or quotation system where the shares may be traded,

•	privately negotiated transactions between a selling stockholder and a purchaser, or

•	transactions effected with or through a broker-dealer acting as either agent or principal.

     These transactions may involve the transfer of the shares upon exercise or settlement of put or call options in connection with effecting or settling derivatives transactions, or the delivery of the shares to replace shares that were previously borrowed from another stockholder or a combination of such methods. If a broker-dealer is used in the sale of shares, that person may solicit potential purchasers. The shares may also be transferred as a gift or as a result of a pledge, or may be sold to a broker-dealer acting as principal. These persons may then sell the shares to another person, either directly or through another broker-dealer, subject to compliance with the requirements of the Securities Act of 1933.

     The price at which sales of the shares occur may be based on market prices or may be negotiated between the parties, and the consideration may be cash or another form negotiated between the parties. Broker-dealers acting as agents or principals may be paid compensation in the form of discounts, concessions or commissions from the selling stockholder and/or from the purchasers of the shares, or both. Brokers or dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Any profits on the resale of shares by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of shares will be paid by the selling stockholder and/or the purchasers. We have agreed to pay certain of the costs, expenses and fees of preparing, filing and maintaining this prospectus and the registration statement of which this prospectus is a part, but we will not receive any proceeds from the sale of these shares. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on it under the Securities Act of 1933.

     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares, we will, if required, file a supplement to this prospectus.

     If the selling stockholders use this prospectus for any sale of the shares, they will be subject to the prospectus delivery requirements of the Securities Act of 1933. For transactions effected on or through the Nasdaq, those requirements may be satisfied by our delivery of copies of this prospectus to the Nasdaq in compliance with Rule 153 of the Securities Act of 1933. Instead of using this prospectus for any sale of the shares, a selling stockholder may resell shares in compliance with the criteria and requirements of Rule 144 of the Securities Act of 1933.

     The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under such act, including, without limitation, Regulation M of the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

WHERE YOU CAN FIND
MORE INFORMATION

     We file periodic reports, proxy statements and other materials with the Securities and Exchange Commission. You may read and copy these reports and other materials at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an Internet site at http://www.sec.gov. This site contains reports, proxy and information statements, and other information about registrants that file electronically with the SEC. The periodic reports, proxy statements and other materials that we file with the SEC can also be found on our Internet site at http://www.iflo.com.

     The SEC permits us to “incorporate by reference” the information and reports we file with it. This means that we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically updates and supersedes this information. Specifically, we incorporate by reference:

     1.     Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 000-18338);

     2.     Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003;

     3.     Our Proxy Statement on Schedule 14A dated April 4, 2003;

     4.     Our Current Reports on Form 8-K dated April 29, 2003, July 29, 2003 and September 3, 2003;

     5.     The description of our capital stock contained in our Registration Statements on Form 8-A filed on February 28, 1990 and March 13, 2002, including any amendment or report filed for the purpose of updating such description; and

     6.     All documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the shares offered by this prospectus.

     We have also filed a registration statement on Form S-3 with the SEC. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about I-Flow and our common stock.

     We will provide a copy of these filings to each person, including any beneficial owner, to whom we deliver this prospectus, upon written or oral request. You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Corporate Secretary
20202 Windrow Drive
Lake Forest, California 92630
(949) 206-2700

     You should rely only on the information contained in this prospectus. We have authorized no one to provide you with different or additional information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

FORWARD-LOOKING STATEMENTS

     We have made forward-looking statements in this prospectus that express our opinions about trends and factors that may impact future operating results. Statements that use words such as “believes,” “anticipates,” “expects,” “intends,” “plans,” or “estimates” or use similar expressions are intended to identify forward-looking statements.

     Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those expected, and readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated or subsequent events. Readers are also urged to carefully review and consider the various disclosures made by us in this report which seek to advise interested parties of the risks and other factors that affect our business. Interested parties should also review our reports on Forms 10-K, 10-Q and 8-K and other reports that are periodically filed with the Securities and Exchange Commission. The risks affecting our business include, among others:

•	dependence on our suppliers and distributors;

•	reliance on the success of the home health care industry;

•	our continuing compliance with applicable laws and regulations, such as the Food, Drug and Cosmetic Act, and the FDA’s concurrence with our management’s subjective judgment on compliance issues;

•	the reimbursement system currently in place and future changes to that system;

•	competition in the industry;

•	economic and political conditions in foreign countries;

•	currency exchange rates;

•	technological changes; and

•	product availability and acceptance.

     All forward-looking statements, whether made in this report or elsewhere, should be considered in context with the various disclosures made by us about our business.

LEGAL MATTERS

     The validity of the shares of common stock covered by this prospectus have been passed upon by Gibson, Dunn & Crutcher LLP, Orange County, California.

EXPERTS

     The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting for goodwill and other intangible assets during 2002) which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

     No person has been authorized in connection with any offering made under this prospectus to give any information or to make any representations other than those contained in this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us or the selling stockholders. Neither the delivery of this prospectus nor any sale made under this prospectus will, under any circumstances, imply that there has been no change in our affairs or that the information in this prospectus is correct as of any time subsequent to the date as of which the information is given. This prospectus does not constitute an offer to sell or the solicitation of any offer to buy any of the securities offered under this prospectus to anyone in any jurisdiction in which the offer or solicitation is not authorized or in which the person making the offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make the offer or solicitation.

Risk Factors	2
Use Of Proceeds	8
Selling Stockholders	8
Plan of Distribution	10
Where You Can Find More Information	11
Forward-Looking Statements	11
Legal Matters	12
Experts	12

[I-FLOW LOGO]

1,932,376 Shares
Common Stock

I-FLOW CORPORATION

PROSPECTUS

SEPTEMBER __, 2003

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses payable by us in connection with the offering of our common stock being registered hereby. All amounts are estimated except the SEC registration fee.

SEC Registration Fee	$1,663.35
Legal Fees and Expenses	$35,000.00
Accounting Fees and Expenses	$20,000.00

Miscellaneous	$5,000.00

Total	$61,663.35

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Registrant is a Delaware corporation. Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances.

     Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

     Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for in Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation shall have power to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     In the case of suits not brought in the name of the Registrant, Article VII of the Registrant’s Bylaws provides that the Registrant shall indemnify any officer, director, employee or agent of the Registrant against costs of defending or settling any threatened, pending or completed lawsuit or proceeding brought by reason of the officer, director, employee or agent’s service to the Registrant, provided that the officer, director, employee or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant, and in the case of any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of suits brought in the name of the Registrant, Article VII of the Registrant’s Bylaws provides that the Registrant shall indemnify any officer, director, employee or agent of the Registrant against any costs of defending or settling any threatened, pending or completed suit or proceeding by reason of the officer, director, employee or agent’s service to the Registrant, provided that the officer, director, employee or agent acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Registrant, and also provided that indemnification in the event that the officer, director, employee or agent is found liable is permitted only as determined by a court as fair and reasonable under the circumstances. Expenses of officers, directors, employees or agents of the Registrant incurred in connection with any of the above proceedings may be advanced by the Registrant prior to a final resolution of any such action or proceeding.

     The Registrant has entered into separate indemnification agreements with its directors and officers containing provisions that provide for the maximum indemnity allowed to directors and officers by the DGCL and the Registrant’s Bylaws, subject to certain exceptions. The indemnification agreements may require the Registrant, among other obligations, to indemnify such directors and officers against certain liabilities that may arise by reason of their status as directors or officers, other than liabilities arising from willful misconduct of a culpable nature, provided that such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Registrant and, in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the indemnification agreements provide generally that the Registrant will, subject to certain exceptions, advance the expenses incurred by directors and officers as a result of any proceeding against them as to which they may be entitled to indemnification. The Registrant also maintains directors’ and officers’ liability insurance.

ITEM 16. EXHIBITS

     The following exhibits are filed herewith or incorporated by reference:

EXHIBIT
NUMBER	DESCRIPTION OF EXHIBIT

3.1	Certificate of Incorporation of the Company (1)

3.2	Bylaws of the Company (2)

4.1	Form of Common Stock Certificate (3)

4.2	Rights Agreement dated March 8, 2002 between the Company and American Stock Transfer & Trust Company (4)

4.3	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Company (5)

5.1	Opinion of Gibson, Dunn & Crutcher LLP as to legality of the securities registered hereby (6)

23.1	Consent of Gibson, Dunn & Crutcher LLP (6)

23.2	Consent of Deloitte & Touche LLP, independent auditors

24.1	Power of Attorney (6)

(1)	Incorporated by reference to our Current Report on Form 8-K, Exhibit 3.1, filed August 3, 2001.

(2)	Incorporated by reference to our Current Report on Form 8-K, Exhibit 3.2, filed August 3, 2001.

(3)	Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

(4)	Incorporated by reference to our Current Report on Form 8-K, Exhibit 4.1, filed March 13, 2002.

(5)	Incorporated by reference to our Current Report on Form 8-K, Exhibit 4.2, filed March 13, 2002.

(6)	Previously filed with this Registration Statement on September 24, 2003.

ITEM 17. UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lake Forest, State of California, on September 29, 2003.

I-FLOW CORPORATION

By:	*

Donald M. Earhart President, Chief Executive Officer and Chairman of the Board

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 has been signed by the following persons in the capacities and on the dates indicated.

NAME AND SIGNATURE	TITLE	DATE

* Donald M. Earhart	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	September 29, 2003

* James J. Dal Porto	Executive Vice President, Chief Operating Officer and Director	September 29, 2003

* James R. Talevich	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	September 29, 2003

* Henry Tsutomu Tai, Ph.D., M.D.	Secretary and Director	September 29, 2003

* Jack H. Halperin, Esq.	Director	September 29, 2003

* Joel S. Kanter	Director	September 29, 2003

* Erik H. Loudon	Director	September 29, 2003

* John H. Abeles, M.D.	Director	September 29, 2003

*	The undersigned does hereby sign this Amendment No. 1 on behalf of each of the above-indicated directors and officers of the registrant pursuant to a power of attorney executed by such directors and officers.

/s/ James J. Dal Porto James J. Dal Porto Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION OF EXHIBIT

3.1	Certificate of Incorporation of the Company (1)

3.2	Bylaws of the Company (2)

4.1	Form of Common Stock Certificate (3)

4.2	Rights Agreement dated March 8, 2002 between the Company and American Stock Transfer & Trust Company (4)

4.3	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Company (5)

5.1	Opinion of Gibson, Dunn & Crutcher LLP as to legality of the securities registered hereby (6)

23.1	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1) (6)

23.2	Consent of Deloitte & Touche LLP, independent auditors

24.1	Power of Attorney (6)

(1)	Incorporated by reference to our Current Report on Form 8-K, Exhibit 3.1, filed August 3, 2001.

(2)	Incorporated by reference to our Current Report on Form 8-K, Exhibit 3.2, filed August 3, 2001.

(3)	Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

(4)	Incorporated by reference to our Current Report on Form 8-K, Exhibit 4.1, filed March 13, 2002.

(5)	Incorporated by reference to our Current Report on Form 8-K, Exhibit 4.2, filed March 13, 2002.

(6)	Previously filed with this Registration Statement on September 24, 2003.